UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           FOAMEX INTERNATIONAL INC.
                           -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   344123104
                                   ---------
                                 (CUSIP Number)

                                Marshall S. Cogan
                                810 Fifth Avenue
                            New York, New York 10021
                                 (212) 832-7943
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -
                            Steven H. Scheinman, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000

                                 March 18, 2004
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.: 344123104                                           Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARSHALL S. COGAN

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States of America

                           7        Sole Voting Power
 Number of                                  1,162,833
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,162,833
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,162,833

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            4.6%

14       Type of Reporting Person (See Instructions)

                  IN; OO

                                                               Page 3 of 6 Pages


                  This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $.01 per share (the "Shares"), of Foamex International Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated July 6, 2001, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Person (as defined herein). This Amendment No. 3 is being filed by the Reporting Person to report that, as of March 18, 2004, the Reporting Person shall no longer be deemed to be the beneficial owner of more than five percent of the Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background

                  This Statement is being filed on behalf of Marshall S. Cogan (the "Reporting Person").

                  This Statement relates to the Shares and other securities held for the accounts of the Reporting Person (including Shares held for the account of the Reporting Person under the Foamex L.P. 401(k) Savings Plan (the "401(k) Plan")), two trusts with respect to which the Reporting Person serves as the sole trustee but as to which the Reporting Person has no pecuniary interest ("Trust A" and "Trust B," respectively), a foundation with respect to which the Reporting Person serves as general partner (the "Family Partnership"). By virtue of his positions as the sole trustee of Trust A and Trust B, as the president of the Foundation and as a general partner of the Family Partnership, the Reporting Person may be deemed to have voting and investment power over the securities held for the accounts of Trust A, Trust B, the Foundation and the Family Partnership and may therefore be deemed to be the beneficial owner of such securities. The Reporting Person disclaims beneficial ownership of any securities not held directly for his account.

Item 5.           Interest in Securities of the Issuer

                  Based upon information provided by the Issuer in its most recent annual report on Form 10-K, there were 24,443,463 Shares outstanding as of February 27, 2004.

                  (a) The Reporting Person may be deemed to be the beneficial owner of 1,162,833 Shares (approximately 4.6% of the total number of Shares outstanding assuming the exercise of all of the options held for the account of the Reporting Person that are exercisable within 60 days of the date hereof). This number consists of A) 316,066 Shares held for the personal account of the Reporting Person (including 11,854 Shares held for the account of the Reporting Person under the 401(k) Plan), B) 65,500 Shares held for the account of Trust A,
C) 184,500 Shares held for the account of Trust B, D) 8,500 Shares held for the account of the Foundation, E) 8,234 Shares held for the account of the Family Partnership, and F) 580,033 Shares issuable upon the exercise of the 580,033 options held for the account of the Reporting Person which are exercisable within 60 days of the date hereof.

                  (b) The Reporting Person may be deemed to have the sole power to direct the voting and disposition of 858,687 Shares held for his account under the 401(k) Plan and for the accounts of Trust A, Trust B, the Foundation and the Family Partnership (assuming the exercise of all options which are held for the account of the Reporting Person and which are exercisable within 60 days of the date hereof). The Reporting Person may be deemed to have sole power to direct the voting, but not the disposition, of the 304,146 Shares held in his margin account with RBC Dain Rauscher ("Dain Rauscher").

                                                               Page 4 of 6 Pages

                  (c) Except for the transactions set forth in Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since January 26, 2004 (60 days prior to the date hereof) by the Reporting Person.

                  (d) (i) Subject to the terms of the respective trust agreements, the beneficiaries of Trust A and Trust B have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Trust A and Trust B in accordance with their interests in Trust A and Trust B, respectively.

                       (ii) The Foundation has the sole right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for its account.

                       (iii) Subject to the terms of the partnership agreement, the partners of the Family Partnership have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of the Family Partnership in accordance with their partnership interests in the Family Partnership.

                       (iv) Under certain circumstances, as identified in Item 6 of Amendment No. 2 on Schedule 13D filed by the Reporting Person on October 30, 2003, the Chapter 7 bankruptcy trustee of Trace International Holdings, Inc. and Trace Foam Sub, Inc. has the right to receive the proceeds from the sale of securities held in the margin account of the Reporting Person with Dain Rauscher.

                  (e) As of March 18, 2004, the Reporting Person shall no longer be deemed to be the beneficial owner of more than five percent of the Shares.

                                                               Page 5 of 6 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 26, 2004                    MARSHALL S. COGAN

                                        /s/ Marshall S. Cogan
                                        ---------------------

                                                               Page 6 of 6 Pages

                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                            FOAMEX INTERNATIONAL INC.


                          Date of           Nature of      Number of
For the Account of        Transaction       Transaction    Securities      Price
------------------        -----------       -----------    ----------      -----

Trust U/W/O David
H. Cogan - Article 6      March 17, 2004       Sold        13,300         $3.504
                                                           shares

Trust U/W/O David
H. Cogan - Article 6      March 18, 2004       Sold        109,800       $3.5012
                                                           shares